South Street Securities LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	14,291,300
Financial instruments owned, at fair value (cost $239,616,880)		240,377,040
Securities purchased under agreements to resell		
(includes $7,390,896,062 at fair value, before netting)		35,022,513,134
Deposits with brokers, dealers and clearing organization		32,136,620
Other trading assets		3,588,811
Accrued interest receivable		1,116,018
Other assets		2,245,994
Total assets		$ 35,316,268,917

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase	$ 35,116,283,335
Payable to clearing organization	17,565,285
Other trading liabilities	3,583,267
Accrued expenses	2,889,253
Total liabilities	35,140,321,140
Member's equity	175,947,777
Total liabilities and member's equity	$ 35,316,268,917

The accompanying notes are an integral part of these financial statements.